UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            RSL COMMUNICATIONS, LTD.
                                (Name of Issuer)

               CLASS A COMMON SHARES, PAR VALUE $.00457 PER SHARE
                         (Title of Class of Securities)

                                   G7702U 10 2
                                 (Cusip Number)

                                Ronald S. Lauder
                         c/o RSL Investments Corporation
                                767 Fifth Avenue
                            New York, New York 10153
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


Cusip No.  G7702U 10 2                                               Page 2 of 7

--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Ronald S. Lauder
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)

           OO (See Item 3).
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
      NUMBER OF
                                 15,657,035 (see Item 5)
        SHARES           -------------------------------------------------------
                            8    SHARED VOTING POWER
     BENEFICIALLY
                                 2,721,869 (see Item 5)
       OWNED BY          -------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
         EACH
                                 15,657,035 (see Item 5)
      REPORTING          -------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
        PERSON
                                 2,721,869 (see Item 5)
         WITH
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,378,904 (see Item 5)
--------------------------------------------------------------------------------
    12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 |X|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.2%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

              HC, IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


Cusip No.  G7702U 10 2                                               Page 3 of 7

--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           RSL Capital LLC
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)

           OO (See Item 3).
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

           State of New York
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
      NUMBER OF
                                 10,421,295 (see item 5)
        SHARES           -------------------------------------------------------
                            8    SHARED VOTING POWER
     BENEFICIALLY
                                 None
       OWNED BY          -------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
         EACH
                                 10,421,295 (see item 5)
      REPORTING          -------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
        PERSON
                                 None
         WITH
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,421,295 (see item 5)
--------------------------------------------------------------------------------
    12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.9%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

              HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


Cusip No.  G7702U 10 2                                               Page 4 of 7

--------------------------------------------------------------------------------
    1    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           RSL Investments Corporation
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)

           OO (See Item 3).
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER
      NUMBER OF
                                 9,496,295 (see item 5)
        SHARES           -------------------------------------------------------
                            8    SHARED VOTING POWER
     BENEFICIALLY
                                 None
       OWNED BY          -------------------------------------------------------
                            9    SOLE DISPOSITIVE POWER
         EACH
                                 9,496,295 (see item 5)
      REPORTING          -------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
        PERSON
                                 None
         WITH
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,496,295 (see item 5)
--------------------------------------------------------------------------------
    12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 |_|

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.5%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON (See Instructions)

            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


Cusip No.  G7702U 10 2                                               Page 5 of 7

This Amendment No. 4 amends the Schedule 13D dated April 23, 1998 and filed by Ronald S. Lauder and RSL Investments Corporation with the Securities and Exchange Commission (the "Commission") on April 27, 1998, as amended and supplemented by Amendment No. 1 to Schedule 13D dated August 5, 1998 and filed with the Commission on August 6, 1998, Amendment No. 2 to Schedule 13D dated December 30, 1998 and filed with the Commission on January 7, 1999, and Amendment No. 3 to Schedule 13D dated August 17, 2000 and filed with the Commission on August 18, 2000 (as amended, the "Schedule 13D"), relating to the Class A Common Stock of RSL Communications, Ltd., a Bermuda exempted company (the "Issuer"). The Issuer maintains offices at 810 Seventh Avenue, 39th Floor, New York, New York 10019. Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     On December 29, 2000, all of the outstanding Class B common shares, par value $.00457 per share (the "Class B Common Stock"), of the Issuer were converted in accordance with their terms into an identical number of shares of Class A Common Stock for no consideration.

Item 4. Purpose of Transaction

     The shares of Class A Common Stock received by the Reporting Persons, among others, are held by the Reporting Persons for investment purposes. The Reporting Persons have no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) As of the date hereof, Mr. Lauder beneficially owned (i) 3,268,264 shares of Class A Common Stock held directly by Mr. Lauder, (ii) 925,000 shares of Class A Common Stock held by RSL Capital LLC, (iii) 9,496,295 shares of Class A Common Stock held by RSL Investments Corporation, (iv) 907,290 shares of Class A Common Stock held by RAJ Family Partners, L.P., a Georgia limited partnership of which Mr. Lauder is a limited partner and a shareholder of the general partner, (v) 1,814,579 shares of Class A Common Stock held by EL/RSLG Media, Inc., of which The 1995 Estee Lauder RSL Trust (of which trust Mr. Lauder is a trustee and the beneficiary) owns 50%, (vi) 1,959,900 shares of Class A Common Stock issuable upon the exercise of warrants held directly by Mr. Lauder, and
(vii) 7,576 shares of Class A Common Stock issuable upon the exercise of options held directly by Mr. Lauder. This represents 27.2% of the outstanding Class A Common Stock, assuming that Mr. Lauder exercised his warrants and options to purchase shares of Class A Common Stock, based on 65,633,941 shares of Class A Common Stock actually outstanding as reported by the Issuer.

     Mr. Lauder disclaims beneficial ownership of some of the shares owned by RAJ Family Partners, L.P. and EL/RSLG Media, Inc.

     As of the date hereof, RSL Capital LLC beneficially owned (i) 9,496,295 shares of Class A Common Stock held by RSL Investments Corporation and (ii) 925,000 shares of Class A Common Stock held directly by RSL Capital LLC. This represents approximately 15.9% of the outstanding Class A Common Stock, based on 65,633,941 shares of Class A Common Stock actually outstanding as reported by the Issuer.

                                  SCHEDULE 13D


Cusip No.  G7702U 10 2                                               Page 6 of 7

     As of the date hereof, RSL Investments Corporation beneficially owned 9,496,295 shares of Class A Common Stock held directly by it. This represents approximately 14.5% of the outstanding Class A Common Stock, based on 65,633,941 shares of Class A Common Stock actually outstanding as reported by the Issuer.

     (b) Mr. Lauder has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 15,657,035 shares of Class A Common Stock, which includes his power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Class A Common Stock held by RSL Investments Corporation and the shares of Class A Common Stock held by RSL Capital LLC. Mr. Lauder has shared power to direct the vote and the disposition of 907,290 shares of Class A Common Stock held by RAJ Family Partners, L.P. and of 1,814,579 shares of Class A Common Stock held by EL/RSLG Media, Inc.

     RSL Capital LLC has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 10,421,295 shares of Class A Common Stock, which includes its power to direct the vote and the disposition of the shares of Class A Common Stock held by RSL Investments Corporation.

     RSL Investments Corporation has the sole power to vote and dispose of 9,496,295 shares of Class A Common Stock.

     (c) The description of beneficial ownership in item 5(a) and 5(b) gives effect to the conversion of all outstanding shares of Class B Common Stock for an identical number of Shares of Class A Common Stock on December 29, 2000.

     (d) The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 1,814,579 shares of Class A Common Stock held by EL/RSLG Media, Inc: (i) each of Ronald S. Lauder, Richard D. Parsons and Ira T. Wender, as co-trustees of, and Ronald S. Lauder as beneficiary of, The 1995 Estee Lauder RSL Trust and (ii) each of Leonard A. Lauder, Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of, and Leonard A. Lauder, as beneficiary of, The 1995 Estee Lauder LAL Trust.

     Each of the managing general partner and other partners of RAJ Family Partners, L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the 907,290 shares of Class A Common Stock held by RAJ Family Partners, L.P.

     (e) Not applicable.

Item 7. Material to be Filed as Exhibits

1. Joint Filing Agreement, dated January 5, 2001, among Ronald S. Lauder, RSL Capital LLC and RSL Investments Corporation.

                                  SCHEDULE 13D


Cusip No.  G7702U 10 2                                               Page 7 of 7

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2001

                                              /s/ Ronald S. Lauder
                                              -----------------------------
                                              Ronald S. Lauder


                                              RSL Capital LLC


                                              By /s/ Ronald S. Lauder
                                                 --------------------------
                                                 Name: Ronald S. Lauder
                                                 Title: Sole Member

                                              RSL Investments Corporation


                                              By /s/ Ronald S. Lauder
                                                 --------------------------
                                                 Name: Ronald S. Lauder
                                                 Title: Chairman



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT INDEX


Exhibit 1  --  Joint Filing Agreement, dated January 5, 2001, among Ronald S.
               Lauder, RSL Capital LLC and RSL Investments Corporation.